HANWHA SOLARONE EXTENDS RELATIONSHIP WITH CNBM INTERNATIONAL WITH NEW 50MW FRAMEWORK SUPPLY AGREEMENT

SHANGHAI, China, February 28, 2011 – Hanwha SolarOne Co., Ltd. ("Hanwha SolarOne" or the "Company") (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that it has extended its relationship with CNBM International Corporation (“CNBM International”) by entering into a framework supply agreement for 50MW of PV modules, to be delivered to CNBM International in 2011.

This agreement extends an existing business relationship between the two companies.  In September 2010, Hanwha SolarOne entered a contract to supply CNBM International with 10MW of PV modules during that year.

CNBM International is a leading steel manufacturer and exporter, specialized in hot dipped galvanized steel.  The company supports the PRC government’s initiative on Energy-Saving Building Material Subsidies for Rural Areas, and is engaged in various renewable energy building projects.  CNBM International is a subsidiary of China National Building Materials Group Corporation (“CNBM”), one of China’s largest industrial conglomerates for building materials.

Dr. Peter Xie, President and CEO of Hanwha SolarOne, commented, “We are pleased CNBM International has again chosen our high-quality PV modules for their projects.  We are encouraged by the uptake of our brand of products by many prominent developers and businesses worldwide, and we believe this framework agreement marks a positive start to the 2011 fiscal year.  We expect our current visibility in China to remain high, as the country’s adoption of renewable energy technologies, especially solar, increases in the near term.”

SAFE HARBOR STATEMENT
This press release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
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For further information, please contact:

Investor Contact:
             Paul Combs
             V.P. Strategic Planning
             Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
             P. R. China
             Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
             E-mail: paul.combs@hanwha-solarone.com

    Christensen

Kathy Li
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E-mail:  kli@ChristensenIR.com

Tip Fleming
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E-mail:  tfleming@ChristensenIR.com